EXHIBIT 99

February 23, 2010

Mr. Robert G. Gwin
Senior Vice President, Finance
and Chief Financial Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, TX 77380

Re: Procedures and Methods Review of
Anadarko Petroleum Corporation
Proved Reserves and Future Net Cash Flows
As of December 31, 2009

Dear Mr. Gwin:

At your request, Miller and Lents, Ltd. reviewed the procedures and methods employed by Anadarko Petroleum Corporation (Anadarko) in preparing its internal estimates of proved reserves and future net revenues (hereafter referred to as future net cash flows to be consistent with Anadarko’s terminology in its 10K) as of December 31, 2009. The purpose of the review was to determine that the procedures and methods used by Anadarko to estimate its proved reserves are based on generally accepted petroleum engineering and evaluation principles and are in accordance with the definitions contained in the Securities and Exchange Commission (SEC) Regulation S-X, Rule 4-10(a).

From July through December 2009, we participated in the review of 17 fields which included major assets in the United States and Algeria. Reserves estimates for these properties were approximately 1,857 million barrels of oil equivalent, or approximately 81 percent of Anadarko’s total proved reserves as of December 31, 2009. In each review, Anadarko’s technical staff presented us with an overview of the data, methods, and assumptions used in its reserve estimates. The data presented included pertinent seismic information, geologic maps, well logs, production tests, material balance calculations, reservoir simulation models, well performance data, operating procedures and relevant economic criteria. Subsequent to the reviews, we were provided with additional data and information that we requested in certain instances to satisfy ourselves that the procedures and methods used were in accordance with standard industry practices.

Based upon these reviews and our subsequent due diligence, it is our judgment that the general procedures and methods employed by Anadarko in estimating its December 31, 2009 proved reserves and future net cash flows are reasonable and in accordance with the SEC reserves definitions.

Anadarko’s proved reserves were estimated generally by extrapolation of well-established historical production performance trends and/or were supported by other geologic and engineering studies. Where sufficient performance data did not exist, Anadarko’s reserves were estimated by volumetric calculations or by analogy to similar producing properties.

The ownership, reversions, test and production data, operating costs, estimated capital expenditures and other information presented by Anadarko during the reviews were accepted as represented. We did not conduct any field inspections or other tests in conjunction with this procedures and methods review.

Our work was a review of Anadarko’s procedures and methods only and does not constitute a complete review, study, or audit of Anadarko’s estimated proved reserves and future net cash flows. Furthermore, our judgments are based on accepted standards of professional investigation but are subject to those generally recognized uncertainties associated with interpretation of geological, geophysical, and engineering information.

Miller and Lents, Ltd. is an international oil and gas consulting firm, founded in 1948, offering services and expertise in many phases of the oil and gas industry. The firm is registered with the Texas Board of Professional Engineers and is authorized to provide professional engineering services in the State of Texas. Our registration certificate number is F-1442, and current registration is effective to September 30, 2010. The engineering staff that performed the procedures and methods reviews are all university graduates, with degrees in petroleum engineering and/or advanced degrees in petroleum or chemical engineering. All are licensed professional engineers. Each is a qualified reserve evaluator with over 20 years of relevant experience in the estimation, assessment, and evaluation of oil and gas reserves.

Miller and Lents, Ltd. is independent with respect to Anadarko as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. No director, officer, or key employee of Miller and Lents, Ltd. has any direct financial ownership in Anadarko or any affiliate. Our compensation for the required investigations is not contingent on the results obtained and reported, and we have not performed other work that would affect our objectivity.

Any distribution or publication of this letter or any part thereof must include this letter in its entirety.

Very truly yours,

MILLER AND LENTS, LTD.
Texas Registered Engineering Firm No. F-1442

By	/s/ ROBERT J. OBERST
Robert J. Oberst, P.E.
Senior Vice President

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